UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ________)*

SAGALIAM ACQUISITION CORP

(Name of Issuer)

Common Stock, $0.0001 par value

(Title of Class of Securities)

78661R 106

(CUSIP Number)

Grant Reynolds

GLD Sponsor Member, LLC

10940 Wilshire Boulevard

Suite 705

Los Angeles, CA 90024

(212) 245-3413

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 25, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78661R 106	13D	Page 2 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GLD SPONSOR MEMBER, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,363,000(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 1,363,000(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,363,000(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.35%
14.	TYPE OF REPORTING PERSON (see instructions) OO

(1) Includes 1,363,000 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”).

CUSIP No. 78661R 106	13D	Page 3 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GLD PARTNERS, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 400,000(1)(2)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 400,000(1)(2)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.85%
14.	TYPE OF REPORTING PERSON (see instructions) PN

(1) Includes 400,000 of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) underlying units (each unit consisting of one share of Class A Common Stock and one right entitling the holder to receive one-eighth of one Class A Common Stock upon consummation of the Issuer’s initial business combination (the “Business Combination”).

(2) Excludes 50,000 shares which may be acquired upon the conversion of 400,000 rights upon the consummation of the Business Combination.

CUSIP No. 78661R 106	13D	Page 4 of 10 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) DANIEL L. GORDON
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 1,763,000(1)(2)
	8.	SHARED VOTING POWER 00,000
	9.	SOLE DISPOSITIVE POWER 1,763,000(1)(2)
	10.	SHARED DISPOSITIVE POWER 00,000

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,763,000(1)(2)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 30.20%
14.	TYPE OF REPORTING PERSON (see instructions) IN

(1) Includes (i) 1,363,000 shares of the Issuer’s Class B Common Stock (“Class B Common Stock”) and (ii) 400,000 of the Issuer’s Class A common stock, $0.0001 par value (“Class A Common Stock”) underlying units (each unit consisting of one share of Class A Common Stock and one right entitling the holder to receive one-eighth of one Class A Common Stock upon consummation of the Issuer’s initial business combination (the “Business Combination”). The managing member of GLD Sponsor Member, LLC is Daniel L. Gordon, and as such, Mr. Gordon may be deemed to beneficially own shares held directly by GLD Sponsor Member, LLC. The general partner of GLD Partners, LP is GLD Management, Inc. Mr. Gordon is the majority shareholder of GLD Management, Inc., and as such, may be deemed to beneficially own shares held directly by GLD Partners, LP.

(2) Excludes 50,000 shares which may be acquired upon the conversion of 400,000 rights upon the consummation of the Business Combination.

CUSIP No. 78661R 106	13D	Page 5 of 10 Pages

This Schedule 13D is filed on behalf of GLD Sponsor Member LLC, a Delaware limited liability company (the “GLDSM”), GLD Partners, LP (“GLDLP”) and Daniel L. Gordon (the “Reporting Person”).

Item 1.	Security and Issuer

Securities acquired: Class A common stock, $0.0001 par value (the “Class A common stock”) and Class B common stock, $0.0001 par value (the “Class B Common Stock,” together with Class A Common Stock, the “Common Stock”)

Issuer: Sagaliam Acquisition Corp. (the “Issuer”)

1800 Avenue of the Stars, Suite 1475

Los Angeles, CA 900067

Item 2.	Identity and Background.

(a)	This statement is filed by:

(i)	GLDSM which is the holder of record of approximately 23.35% of the issued and outstanding shares of all classes of common stock of the Issuer outstanding as of December 22, 2022.

(ii)	GLDLP which is the holder of record of approximately 6.85% of the issued and outstanding shares of all classes of common stock of the Issuer outstanding as of December 22, 2022.

(iii)	Daniel L. Gordon, the managing member of GLDSM and the majority shareholder of GLD Management, Inc., the general partner of GLDLP.

All disclosures herein with respect to the Reporting Person are made only by the Reporting Person. Any disclosures herein with respect to persons other than the Reporting Person are made on information and belief after making inquiry to the appropriate party.

(b)	The address of the principal business and principal office of each of the Reporting Persons is 10940 Wilshire Boulevard, Suite 705, Los Angeles, CA 90024.

(c)	GLDSM’s principal business is to act as the sole member of Sagaliam Sponsor, LLC (“Sponsor”). GLDLP’s principal business is to make investments in certain businesses, asset types and securities. GLDLP is a member of GLDSM.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f)	GLDSM is a Delaware limited liability company. GLDLP is a Delaware limited partnership. Daniel Gordon is a citizen of the United States.

Item 3.	Source or Amount of Funds or Other Consideration.

The Common Stock subject to this Schedule 13D was transferred by Sponsor to GLDSM pursuant to the terms of the Share Distribution Agreement and the Securities Distribution Agreement (as defined below). The source of these funds was the working capital of GLDSM. The Private Placement Units were transferred by GLDSM to GLDLP pursuant to the terms of the GLDLP Securities Distribution Agreement (as defined below).

Item 4.	Purpose of Transaction.

On April 5, 2021, Sponsor purchased 2,875,000 shares of Class B common stock (the “Founder Shares”) for an aggregate purchase price of $25,000, pursuant to a Securities Subscription Agreement dated April 5, 2021, between the Sponsor and the Issuer (the “Purchase Agreement”), as more fully described in Item 6 of this Schedule 13D which information is incorporated herein by reference. GLDSM is the sole member of Sponsor. GLDLP is a member of GLDSM.

CUSIP No. 78661R 106	13D	Page 6 of 10 Pages

On December 23, 2021, simultaneously with the closing of the Issuer’s initial public offering, the Sponsor purchased 400,000 units (“Private Placement Units”) of the Issuer at $10.00 per Private Placement Unit, pursuant to a Unit Subscription Agreement, dated December 20, 2021, by and between the Issuer and the Sponsor (the “Subscription Agreement”), as more fully described in Item 6 of this Schedule 13D, which information is incorporated herein by reference.

On April 25, 2023, Sponsor and GLDSM entered into a Share Distribution Agreement pursuant to which Sponsor distributed to GLDSM 1,363,000 shares of Class B Common Stock.

On April 25, 2023, Sponsor and GLDSM entered into a Securities Distribution Agreement pursuant to which Sponsor distributed to GLDSM 400,000 Private Placement Units.

On April 25, 2023, GLDSM and GLDLP entered into a Securities Distribution Agreement pursuant to which GLDSM distributed to GLDLP 400,000 Private Placement Units (the “GLDLP Securities Distribution Agreement).

The Common Stock owned by the Reporting Person has been acquired for investment purposes. The Reporting Person may make further acquisitions of the Common Stock from time to time and, subject to certain restrictions, may dispose of any or all of the Common Stock held by the Reporting Person at any time depending on an ongoing evaluation of the investment in such securities, prevailing market conditions, other investment opportunities and other factors. However, certain of such shares are subject to certain lock-up restrictions as further described in Item 6 below.

Except for the foregoing, the Reporting Person has no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) and (c) through (j) of Item 4 of Schedule 13D.

With respect to paragraph (b) of Item 4, the Issuer is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. Under various agreements between the Issuer and the Reporting Person as further described in Item 6 below, the Reporting Person has agreed (A) to vote the Founder Shares, the Private Placement Units and any public shares owned by them in favor of any proposed business combination, (B) not to propose an amendment to the Issuer’s amended and restated certification of incorporation with respect to the Issuer’s pre-business combination activities prior to the consummation of such a business combination (C) not to redeem any shares (including Founder Shares and Private Placement Units) into the right to receive cash from the trust account in connection with a stockholder vote to approve the Issuer’s initial business combination or a vote to amend the provisions of the Issuer’s amended and restated certificate of incorporation relating to stockholders’ rights or pre-business combination activity and (D) that the Founder Shares (as defined below) and Private Placement Units shall not participate in any liquidating distribution upon winding up if a business combination is not consummated. The Reporting Person may, at any time and from time to time, review or reconsider their positions, change their purposes or formulate plans or proposals with respect to the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a)-(b) The aggregate number and percentage of Common Stock beneficially owned by the Reporting Persons (on the basis of a total of 5,837,222 shares of Common Stock outstanding as of December 22, 2022) are as follows:

GLD Sponsor Member, LLC

a)	Amount beneficially owned: 1,363,000		Percentage:	23.35%
b)	Number of shares to which the Reporting Person has:
	a.	Sole power to vote or direct the vote:		1,363,000
	b.	Shares power to vote or to direct the vote:		0
	c.	Sole power to dispose or to direct the disposition of:		1,363,000
	d.	Shared power to dispose or to direct the disposition of:		0

GLD Partners, LP

a)	Amount beneficially owned: 400,000		Percentage:	6.85%
b)	Number of shares to which the Reporting Person has:
	a.	Sole power to vote or direct the vote:		400,000
	b.	Shares power to vote or to direct the vote:		0
	c.	Sole power to dispose or to direct the disposition of:		400,000
	d.	Shared power to dispose or to direct the disposition of:		0

Daniel Gordon

a)	Amount beneficially owned: 1,763,000		Percentage:	30.20%
b)	Number of shares to which the Reporting Person has:
	a.	Sole power to vote or direct the vote:		1,763,000
	b.	Shares power to vote or to direct the vote:		0
	c.	Sole power to dispose or to direct the disposition of:		1,763,000
	d.	Shared power to dispose or to direct the disposition of:		0

Daniel Gordon is the managing member of GLDSM. As such, he may be deemed to have beneficial ownership of the Common Stock held directly by GLDSM. Mr. Gordon is also the majority shareholder of GLD Management, Inc., the general partner of GLDLP. As such, he may be deemed to have beneficial ownership of the Common Stock held directly by GLDLP. Such person disclaims any beneficial ownership of the reported shares other than to the extent of any pecuniary interest he may have therein, directly or indirectly.

CUSIP No. 78661R 106	13D	Page 7 of 10 Pages

(c) None of the Reporting Persons have effected any transactions of the Issuer’s Common Stock during the 60 days preceding the date of this report.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Founder Securities Purchase Agreement between the Issuer and Sponsor

On April 5, 2021, the Sponsor purchased 2,875,000 Founder Shares for an aggregate purchase price of $25,000, pursuant to the Purchase Agreement.

Under the Purchase Agreement, the Sponsor acknowledged that the Founder Shares would be subject to certain lock-up provisions to be contained in the Insider Letter (as defined below). The description of the lock-up is described further under “Insider Letter” in this Item 6 below.

The description of the Purchase Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed as Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 25, 2021, as amended (and is incorporated by reference herein as Exhibit 10.1).

Unit Subscription Agreement between the Issuer and Sponsor

On December 23, 2021, simultaneously with the closing of the initial public offering of the Issuer (“IPO”), the Sponsor purchased 400,000 Private Placement Units pursuant to the Subscription Agreement. The Placement Units and the securities underlying the Private Placement Units are subject to a lock-up provision in the Subscription Agreement, which provides that such securities shall not be transferable, saleable or assignable until 30 days after the completion of the Issuer’s initial business combination, subject to certain limited exceptions as described in the Insider Letter.

The description of the Subscription Agreement is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2021 (and is incorporated by reference herein as Exhibit 10.2).

Insider Letter

On December 20, 2021, in connection with the IPO, the Issuer and the Sponsor entered into a letter agreement (the “Insider Letter”), pursuant to which the Sponsor agreed, if the Issuer seeks stockholder’s approval of a proposed Business Combination, the Sponsor shall (A) vote any shares of Common Stock owned by it in favor of any proposed Business Combination and (B) not redeem any shares of Common Stock owned by it in connection with such stockholder approval. The Sponsor also agreed not to propose an amendment to the Issuer’s amended and restated certificate of incorporation to modify (i) the substance or timing of the ability of holders of Common Stock to seek redemption in connection with a Business Combination or amendments to the amended and restated certificate of incorporation prior thereto or (ii) (A) the Issuer’s obligation to redeem 100% of the Common Stock if the Issuer does not complete a Business Combination within such time set forth in the amended and restated certificate of incorporation or (B) any other provisions relating to stockholders’ rights or pre-initial Business Combination activity, unless the Issuer provides its public stockholders with the opportunity to redeem their shares of Common Stock upon approval of any such amendment at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned on the funds held in the trust account and not previously released to the Company to pay its taxes, divided by the number of then outstanding Common Stock.

CUSIP No. 78661R 106	13D	Page 8 of 10 Pages

The Sponsor also agreed not to redeem any Common Stock held by it (including the Founder Shares and Private Placement Units) into the right to receive cash from the trust account in connection with a stockholder vote to approve the Business Combination. If the Issuer engages in a tender offer in connection with any proposed Business Combination, the Sponsor agrees that it, he or she will not seek to sell its, his or her shares of Common Stock to the Issuer in connection with such tender offer.

The Sponsor also agreed that in the event of the liquidation of the trust account upon the failure of the Issuer to consummate its initial Business Combination within the time period set forth in the amended and restated certificate of incorporation, it will indemnify and hold harmless the Issuer against any and all loss, liability, claims, damage and expense whatsoever (including, but not limited to, any and all legal or other expenses reasonably incurred in investigating, preparing or defending against any litigation, whether pending or threatened) to which the Issuer may become subject as a result of any claim by (i) any third party for services rendered (other than the Issuer’s independent public accountants) or products sold to the Issuer or (ii) any prospective target business with which the Issuer has entered into a written letter of intent, confidentiality or other similar agreement or Business Combination agreement; provided, however, that such indemnification shall (x) apply only to the extent necessary to ensure that such claims by a third party or a target of the Business Combination do not reduce the amount of funds in the trust account to below the lesser of (i) $10.00 per share of the public common stock and (ii) the actual amount per share of public common stock held in the trust account as of the date of the liquidation of the trust account, if less than $10.00 share of the public common stock is then held in the trust account due to reductions in the value of the trust assets, less interest earned on the trust account which may be withdrawn to pay taxes, (y) not apply to any claims by a third party or a target of the Business Combination which executed a waiver of any and all rights to the monies held in the trust account (whether or not such waiver is enforceable) and (z) not apply to any claims under the Issuer’s indemnity of the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. The Sponsor shall have the right to defend against any such claim with counsel of its choice reasonably satisfactory to the Issuer if, within 15 days following written receipt of notice of the claim to the Sponsor, the Sponsor notifies the Issuer in writing that it shall undertake such defense.

The Insider Letter provides that the Sponsor may not transfer any Founder Shares (or shares of Common Stock issuable upon conversion thereof) until the earlier of (A) six months after the completion of the Issuer’s initial Business Combination or (B) subsequent to the Business Combination, (x) if the last sale price of the Common Stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the Issuer’s initial Business Combination or (y) the date on which the Issuer completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of the Issuer’s stockholders having the right to exchange their shares of Common Stock for cash, securities or other property.

The description of the Insider Letter is qualified in its entirety by reference to the full text of such agreement, a copy of which was filed by the Issuer as Exhibit 10.1 to the Form 8-K filed by the Issuer with the SEC on December 27, 2021 (and is incorporated by reference herein as Exhibit 10.3).

Waiver Letter

On April 12, 2023, EF Hutton, division of Benchmark Investments, LLC (“EF Hutton”), Sponsor and Issuer entered into that certain Waiver Letter pursuant to which EF Hutton and Issuer waived certain restrictions previously imposed pursuant to the Insider Letter and designated certain parties as Permitted Transferees as such term is defined in the Insider Letter. Pursuant to the Waiver Letter, GLDSM was designated as a Permitted Transferee pursuant to the Insider Letter and has agreed to be bound by the terms and conditions set forth in the Insider Letter.

CUSIP No. 78661R 106	13D	Page 9 of 10 Pages

Securities Distribution Agreement

On April 25, 2023, Sponsor and GLDSM entered into that certain Securities Distribution Agreement pursuant to which Sponsor transferred to GLDSM 400,000 Private Placement Units subject to certain transfer restrictions and other requirements as more fully described in the Insider Letter.

GLDLP Securities Distribution Agreement

On April 25, 2023, GLDLP and GLDSM entered into the GLDLP Securities Distribution Agreement pursuant to which GLDSM transferred to GLDLP 400,000 Private Placement Units subject to certain transfer restrictions and other requirements as more fully described in the Insider Letter.

Share Distribution Agreement

On April 25, 2023, Sponsor and GLDSM entered into that certain Securities Distribution Agreement pursuant to which Sponsor transferred to GLDSM 1,363,000 shares of Class B Common Stock subject to certain transfer restrictions and other requirements as more fully described in the Insider Letter.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 10.1 Securities Subscription Agreement, dated as of April 5, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed by the Issuer with the SEC on May 25, 2021, as amended).

Exhibit 10.2 Unit Subscription Agreement, dated as of December 20, 2021, by and between the Issuer and the Sponsor (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2021).

Exhibit 10.3 Insider Letter, dated as of December 20, 2021, by and between the Issuer, the Sponsor and the Issuer’s officers and directors (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on December 27, 2021).

Exhibit 10.4 Waiver Letter dated as of April 12, 2023 by and between Sagaliam Acquisition Corp., EF Hutton, division of Benchmark Investments, LLC and Sagaliam Sponsor, LLC.

Exhibit 10.5 Share Distribution Agreement dated as of April 25, 2023 by and between Sagaliam Sponsor, LLC and GLD Sponsor Member, LLC.

Exhibit 10.6 Securities Distribution Agreement dated as of April 25, 2023 by and between Sagaliam Sponsor, LLC and GLD Sponsor Member, LLC

Exhibit 10.7 GLDLP Securities Distribution Agreement dated as of April 25, 2023 by and between GLD Sponsor Member, LLC and GLD Partners, LP

Exhibit 99.1 Joint Filing Agreement by and between the Reporting Persons.

CUSIP No. 78661R 106	13D	Page 10 of 10 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GLD SPONSOR MEMBER, LLC

/s/ Daniel Gordon Daniel Gordon

Managing Member

May 10, 2023

GLD PARTNERS, LP

By:	GLD Management, Inc., its General Partner

/s/ Daniel Gordon Daniel Gordon

President

May 10, 2023

/s/ Daniel Gordon Daniel Gordon

May 10, 2023